Via Facsimile and U.S. Mail
April 5, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K Fiscal Year Ended December 31, 2006 File No. 000-16132
Dear Mr. Rosenberg:
This letter reflects Celgene Corporation’s responses to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Mr. David W. Gryska, Chief Financial Officer of Celgene, dated March 26, 2007 (the “Comment Letter”). These responses are numbered so as to correspond to the comment numbers in the Comment Letter.
RESPONSES TO COMMENT LETTER
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross to Net Sales Accruals, page 44
Staff Comment:
1.	You disclose $30.6 million of returns of THALOMID during the first half of 2006 which relates to sales of prior periods. Explain to us when these returns occurred and how you used that information in preparing your 2005 financial statements filed in Form 10-K on March 15, 2006. Also direct us to disclosure of the returns in your Forms 10-Q for March 31 and June 30, 2006.

Celgene Corporation
File No. 000-161632
April 5, 2007

Response:
Background
We record an accrual for estimated sales returns in the period the related product sales (THALOMID, ALKERAN and REVLIMID) are recorded. Historically, our accruals for estimated sales returns have primarily related to THALOMID® product sales. We base the accrual, on our actual returns history and other known factors, such as the returns trend for production lots where product is still eligible for return credits. We track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical return rates. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return rates. Any changes from the historical return rates are considered in determining the current accrual for estimated sales returns. Our sales returns have not been impacted by factors such as price changes from competitors and introductions of new or generic competing products. We continue to monitor these factors as well as the historical data and return trends in calculating our accrual for estimated sales returns.
Since the subject sales returns primarily related to THALOMID product sales, it may be helpful to provide some background on this product which, for a number of reasons, is differentiated from most other pharmaceutical products.
Thalidomide (the chemical name for the product) was developed initially as a sedative, and was widely prescribed by doctors in Europe in the late 1950s and early 1960s to pregnant women for relief of morning sickness. After severe birth defects were associated with its use, thalidomide was virtually removed from the world market. Thalidomide was later discovered to have therapeutic effects in treating a variety of serious diseases and, is now used primarily in treating multiple myeloma and other blood cancers.
Because of the product’s history, THALOMID was approved under a special “Restricted Distribution for Safety” regulation, and is dispensed under our patented System for Thalidomide Education and Prescribing Safety, or S.T.E.P.S.®, distribution program. S.T.E.P.S.,is a proprietary comprehensive education and risk-management distribution program that is designed to support the safe and appropriate use of THALOMID and is part of the approved labeling for THALOMID. S.T.E.P.S was developed and implemented working with the FDA and other governmental agencies as well as certain advocacy groups. It includes comprehensive physician, pharmacist and patient education and among other things, it requires prescribers, patients and dispensing pharmacies to participate in a registry. Sales orders cannot be filled unless the physician, patient and pharmacy have all obtained the appropriate registration number. Automatic refills are not permitted under the program—each prescription may not exceed a 28-day supply and a new prescription is required with each order.
Although we invoice through traditional pharmaceutical wholesalers, wholesalers do not stock the product. Instead, under S.T.E.P.S. all THALOMID® orders are drop-shipped overnight directly to the dispensing pharmacy. Until June 2006, when we introduced single sleeve units, customers purchased THALOMID in carton configurations consisting of: 10 cards of 28 capsules (280 capsules) for the 50 milligram dose; 5 cards of 28 capsules (140 capsules) for the 100 milligram dose; and, 3 cards of 28 capsules (84 capsules) for the 200 milligram dose. Moreover, S.T.E.P.S. related restrictions prevent customers from transferring THALOMID inventories on hand between pharmacy locations. Reordering of THALOMID at any one pharmacy is limited by previous dispense history that is monitored within the S.T.E.P.S. distribution program.

Celgene Corporation
File No. 000-161632
April 5, 2007

THALOMID Returns Experience
THALOMID gross product sales and actual sales returns for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 were as follows:

	Year Ended December 31,
In thousands	2001	2002	2003	2004	2005	Total
THALOMID gross product sales	$89,835	$135,180	$261,682	$359,105	$478,304	$1,324,106
THALOMID sales returns	$2,062	$2,853	$7,045	$13,092	$23,320	$48,372
Percentage of gross product sales	2.3%	2.1%	2.7%	3.7%	4.9%	3.7%
For the five year period ended December 31, 2005, we experienced THALOMID actual sales returns of approximately 4% of sales. In April 2006 (during our March 2006 accounting close process and subsequent to the March 15, 2006 filing of our 2005 Form 10-K), we observed an increase in THALOMID sales returns for March 2006 that caused our sales returns to increase to 6.9% for the quarter ended March 31, 2006. Based on the data available to us at the time, we attributed this increase to lower THALOMID safety stocking at retail pharmacies. This information was disclosed in the Gross To Net Sales Accruals discussion contained in the Results of Operations section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations filed on Form 10-Q for the quarter ended March 31, 2006. There we said, in part:
“Gross to net sales adjustments were higher in the three-month period ended March 31, 2006, compared to the three-month period ended March 31, 2005, in general, due to higher gross sales. In addition, lower safety stocking at retail pharmacies resulted in higher accruals for returns allowances and price increases implemented since March 31, 2005 resulted in higher accruals for distributor chargebacks.”
Moreover, we increased our sales returns accrual for the quarter ended March 31, 2006 to 8% for additional returns that might be experienced in future periods.
In May 2006 (during our April 2006 accounting close process and subsequent to the May 10, 2006 filing of our Form 10-Q for the quarter ended March 31, 2006), we observed a significant increase in THALOMID returns for April 2006 from one large retail pharmacy chain. We immediately contacted this pharmacy chain and initiated a series of site visits to better understand the cause for the increased returns activity. From these actions, we learned that the returns, which began in late March and continued through April, were the result of this pharmacy chain’s efforts to more aggressively manage inventory on the shelf at the retail pharmacy level. Due to our carton configuration the chain’s individual retail pharmacy location would have to purchase full cartons of up to ten sleeves of THALOMID capsules in order to fill a single prescription. This often resulted in a situation in which sellable THALOMID inventories remained at the individual pharmacy location after filling a prescription and the pharmacy location having no ability to transfer any portion of those inventories to another pharmacy location within the chain due to S.T.E.P.S. related restrictions (which we described above). It should be noted that we did not experience any significant decrease in THALOMID sales in the period involved.

Celgene Corporation
File No. 000-161632
April 5, 2007

Having gained an understanding of our customer’s inventory decision-making, beginning June 7, 2006, we introduced, for all our customers, single sleeve units, (rather than requiring full carton purchases of up to ten sleeves) and we amended our product returns policy to include a product returns handling fee. These measures were intended to allow customers to more effectively manage their inventories, since they could now order smaller quantities, as well as limit our product returns exposure. This information was disclosed in the Gross To Net Sales Accruals discussion contained in the Results of Operations section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations filed on Form 10-Q for the quarter ended June 30, 2006, where we said, in part:
“Sales returns allowances increased in the three-month period ended June 30, 2006, compared to the three-month period ended June 30, 2005, primarily due to unexpectedly high THALOMID® returns from one large retail pharmacy chain. The returns from this customer were the result of efforts to more aggressively manage inventory at its pharmacies, the Company’s requirement to purchase full cartons of up to ten sleeves of THALOMID® capsules with each order and, S.T.E.P.S.® related restrictions, which limited the chain’s ability to transfer inventories between its locations. For the past several years, we have experienced sales returns of approximately 4% of sales. As a result of the higher returns activity, we recorded additional allowances, during the three-month period ended June 30, 2006, to increase our reserve to approximately 9% of all estimated THALOMID® pharmacy inventories. We introduced single sleeve units, beginning June 7, 2006 (rather than requiring full carton purchases) and we amended our product returns policy to include a product returns handling fee. These measures have been designed to allow customers to more effectively manage their inventories, since they can now order smaller quantities, as well as limit our product returns exposure. Initial third quarter 2006 sales returns activity suggests that the second quarter 2006 activity was an isolated event. We will however, continue to monitor the situation and will adjust our sales returns accrual accordingly.”
Moreover, we increased our sales returns accrual to 11% of gross sales for the quarter ended June 30, 2006. THALOMID sales returns for the three-month periods ended September 30, 2006 and December 31, 2006 returned to more normalized rates of 4.3% and 4.9%, respectively, thus leading us to believe that the aforementioned returns increase was an isolated event. We will however, continue to monitor the situation and will adjust our sales returns accrual as necessary.
As a point of clarification, sales returns for prior year sales (all products) were $25.0 million during the first half of 2006. Of this $25.0 million, $11.2 million occurred in the first quarter of 2006 and the remaining $13.8 million occurring in the second quarter of 2006.

Celgene Corporation
File No. 000-161632
April 5, 2007

Critical Accounting Policies
Sales Returns, page 54
Staff Comment:
2.	The sensitivity analysis around your estimate for returns should depict a reasonably likely change in your return estimate and not a hypothetical change. If this is a reasonably likely change, please provide us proposed disclosure that clarifies this fact. If not, please provide us a revised analysis that depicts a reasonably likely change in this estimate.
Response:
Our sales returns accrual was $54.6 million or approximately 5.7% of gross product sales in 2006. A 10% increase in our returns rate would have resulted in a $5.5 million increase in our sales returns accrual, which equates to a return rate of approximately 6.2% of gross product sales. Given our actual sales returns history, we believe this is a reasonably possible change in our sales returns.
As indicated in our response to Comment No. 1, through December 31, 2005, THALOMID actual sales returns averaged approximately 4% of sales and, through December 31, 2006, THALOMID actual sales returns averaged 4.7% of sales. The increase in the average returns rate reflects the unusually high returns experienced in the first half of 2006. In performing our sensitivity analysis, we consider the historical average return rates and return rates by individual lots, which ranged from 0% to 8.7% as of December 31, 2006. Our sensitivity analysis assumes a 6.2% returns rate and considers the unusually high returns experience in the first half of 2006. Based on these data, we believe this is a reasonably possible change in our sales returns.
We will enhance our sales returns accrual sensitivity analysis disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and in our subsequent periodic reports as follows:
A X.X% increase in our returns rate, which we believe is a reasonably possible change based on our historical returns experience, would have resulted in a $X.X million decrease in our reported revenue

Celgene Corporation
File No. 000-161632
April 5, 2007

Notes to the Consolidated Financial Statements
Note 9 — Convertible Debt, page F-19
Staff Comments:
3.	Exhibit 10.31 is a Registration Right Agreement for the 1 3/4% Convertible Note due June 2008. It appears that the Registration Rights Agreement has terms that would require you to pay liquidated damages if you fail to maintain the effectiveness of the registration statement. Tell us how you considered the adoption of FSP 00-19-2 and the need to include disclosure as prescribed by SAB 74.
Response:
Our Registration Rights Agreement for the 1 3/4% Convertible Notes due June 2008 contains terms that would require us to pay liquidated damages if we fail to maintain the effectiveness of the subject registration statement during the time period specified in that agreement. Based on our review of those terms as well as the requirements of FSP 00-19-2, we determined that the adoption of FSP 00-19-2 would not impact our financial condition or results of operations and that, as a result, no disclosure was made under SAB 74. Our determination was based on the following factors:
1.	We have continuously maintained the effectiveness of the registration statement since it became effective in 2003; and

2.	We have a record of timely filing our periodic reports—the principal obligation underlying maintenance of the registration statement’s effectiveness.
Based on these factors, we deemed the likelihood of not maintaining the effectiveness of the registration statement to be “remote"- under SFAS 5. In addition, in the unlikely event that we were unable to maintain the effectiveness of the registration statement, we do not believe the liquidated damages would be material to our financial condition or results of operation.
We will disclose that the adoption of the FSP EITF No. 00-19-2 had no impact on our financial statements and will provide disclosure, substantially as follows, in our Form 10-Q for the quarter ended March 31, 2007 and in our subsequent periodic reports:
Under the Registration Rights Agreement for the 1 3/4% Convertible Notes due June 2008 “the Registration Rights Agreement” the Company could be subject to liquidated damages if the effectiveness of the registration statement covering the convertible debt is not maintained at any time prior to the earlier of: (i) two years after the conversion of the last convertible note into common stock or (ii) June 2010. We believe the likelihood of occurrence of such event is remote and as such, we have not recorded a liability. In the unlikely event that it becomes probable that we would have to pay liquidated damages under the Registration Rights Agreement, we have estimated the maximum potential liquidated damages as of March 31, 2007 to be approximately $2.0 million per year. Such damages (a) would accrue only with respect to the shares of Common Stock (underlying the Notes) that were not already sold by the holder (using the registration statement or pursuant to SEC Rule 144) and that were not eligible for sale without a registration statement, (b) would accrue only over the period during which the registration statement was not effective and (c) would be settled in cash in accordance with the terms of the Registration Rights Agreement.

Celgene Corporation
File No. 000-161632
April 5, 2007

Should you or your staff have any questions concerning our responses, please do not hesitate to contact me at (908) 673-9059.
In connection with responding to the Comment Letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely,
David W. Gryska,
Chief Financial Officer

cc:	Dana Hartz, Staff Accountant Lisa Vanjoske, Assistant Chief Accountant